SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14D-100)

Tender Offer Statement Under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

INTERTAN, INC.

(Name of Subject Company (Issuer))

WINSTON ACQUISITION CORP.

a wholly owned subsidiary of

CIRCUIT CITY STORES, INC.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)

461120 10 7

(CUSIP Number of Class of Securities)

W. Stephen Cannon

Senior Vice President, General Counsel and Secretary

Circuit City Stores, Inc.

9950 Mayland Drive

Richmond, Virginia 23233

Telephone: (804) 527-4000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

With a copy to:

D. Michael Jones

McGuireWoods LLP

One James Center

901 East Cary Street

Richmond, Virginia 23219

(804) 775-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$299,009,494	$37,884.50

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 20,241,438 shares of common stock of InterTAN, Inc. issued and outstanding as of April 6, 2004, at a purchase price of $14.00 per share. The transaction valuation also includes the offer price of $14.00 per share, multiplied by 1,116,383, the number of shares of common stock purchasable pursuant to options outstanding as of April 6, 2004.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Exchange Act, equals $126.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:         $36,853.36

Form or Registration No.:        Schedule TO

Filing Party:         Circuit City Stores, Inc. & Winston Acquisition Corp.

Date Filed:           April 13, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on April 13, 2004 by Winston Acquisition Corp., a Delaware corporation (“Purchaser”), and Circuit City Stores, Inc., a Virginia corporation (“Circuit City”), relating to Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”), of InterTAN, Inc., a Delaware corporation (the “Company”), at a purchase price of $14.00 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase, dated April 13, 2004 (the “Offer to Purchase”), a copy of which has been filed as Exhibit (a)(1)(A) to the Statement, and the related letter of transmittal and the instructions thereto, a copy of which has been filed as Exhibit (a)(1)(B) to the Statement (which, as they may be amended or supplemented from time to time, together constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Item 4.       Terms of the Transaction.

Item 4 is hereby amended and supplemented by deleting the first paragraph under the heading “Certain Conditions of the Offer” in the Offer to Purchase and by replacing it with the following:

“For purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Acquisition Agreement. Notwithstanding any other provision of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares tendered under the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered (in each case, in accordance with the Acquisition Agreement), if (1) the Minimum Condition has not been satisfied or waived (with consent of the Company) after the Offer has remained open for at least 20 business days or (2) at any time on or before the Expiration Date (or, in the case of governmental approvals, before the acceptance for payment of Shares), any of the following events has occurred and is continuing:”

Item 11.     Additional Information.

Item 11(b) is hereby amended and supplemented by adding the following after the third sentence in “Projections Provided by the Company” under the heading “Information Concerning the Company” in the Offer to Purchase:

“The projections assume operation of the Company in the ordinary course of business as a stand-alone entity. Among other things, the projections assume that the licensing, merchandising and advertising arrangements with RadioShack Corporation, which are currently the subject of litigation under which RadioShack Corporation is seeking their termination, would remain in effect.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CIRCUIT CITY STORES, INC.

By:	/s/ Philip J. Dunn

Name: Philip J. Dunn Title: Senior Vice President, Treasurer, Corporate Controller and Chief Accounting Officer

WINSTON ACQUISITION CORP.

By:	/s/ W. Stephen Cannon

Name: W. Stephen Cannon Title: President

Dated: April 26, 2004

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